Voting Rights Announcements | 23 January 2024 16:00 MorphoSys AG MorphoSys AG: Release according to Article 40, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution 23.01.2024 / 16:00 CET/CEST Dissemination of a Voting Rights Announcement transmitted by EQS News - a service of EQS Group AG. The issuer is solely responsible for the content of this announcement. Notification of Major Holdings 1. Details of issuer 2. Reason for notification 3. Details of person subject to the notification obligation MorphoSys AG MorphoSys AG: Release according to Article 40, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution Name: MorphoSys AG Street: Semmelweisstr. 7 Postal code: 82152 City: Planegg Germany Legal Entity Identifier (LEI): 529900493806K77LRE72   Acquisition/disposal of shares with voting rights X Acquisition/disposal of instruments   Change of breakdown of voting rights   Other reason:

4. Names of shareholder(s) holding directly 3% or more voting rights, if different from 3. 5. Date on which threshold was crossed or reached: 6. Total positions 7. Details on total positions a. Voting rights attached to shares (Sec. 33, 34 WpHG) b.1. Instruments according to Sec. 38 (1) no. 1 WpHG Legal entity: Bank of America Corporation City of registered office, country: Wilmington, DE, United States of America (USA)   18 Jan 2024   % of voting rights attached to shares (total of 7.a.) % of voting rights through instruments (total of 7.b.1 + 7.b.2) Total of both in % (7.a. + 7.b.) Total number of voting rights pursuant to Sec. 41 WpHG New 0.86% 5.09% 5.95% 37655137 Previous notification 1.09% 4.95% 6.04% / ISIN Absolute In %   Direct (Sec. 33 WpHG) Indirect (Sec. 34 WpHG) Direct (Sec. 33 WpHG) Indirect (Sec. 34 WpHG) DE0006632003 0 242350 0.00% 0.64 % US6177602025 0 83002 0.00% 0.22 % Total 325352 0.86 % Type of instrument Expiration or maturity date Exercise or conversion period Voting rights absolute Voting rights in % Right to Recall Common Stock n/a n/a 130718 0.35%

b.2. Instruments according to Sec. 38 (1) no. 2 WpHG 8. Information in relation to the person subject to the notification obligation Rights of Use Common Stock n/a n/a 822954 2.19 % Rights of Use Depository Receipts n/a n/a 161459 0.43 %     Total 1115131 2.96 % Type of instrument Expiration or maturity date Exercise or conversion period Cash or physical settlement Voting rights absolute Voting rights in % Swaps 15/02/2024 - 26/05/2026 n/a Cash 426345 1.13 % Put Option 19/12/2025 n/a Physical 375000 1.00 %       Total 801345 2.13 %   Person subject to the notification obligation is not controlled nor does it control any other undertaking(s) that directly or indirectly hold(s) an interest in the (underlying) issuer (1.). X Full chain of controlled undertakings starting with the ultimate controlling natural person or legal entity: Name % of voting rights (if at least 3% or more) % of voting rights through instruments (if at least 5% or more) Total of both (if at least 5% or more) Bank of America Corporation % % % NB Holdings Corporation % % %

9. In case of proxy voting according to Sec. 34 para. 3 WpHG (only in case of attribution of voting rights in accordance with Sec. 34 para. 1 sent. 1 No. 6 WpHG) Date of general meeting: Holding total positions after general meeting (6.) after annual general meeting: 10. Other explanatory remarks: BofAML Jersey Holdings Limited % % % BofAML EMEA Holdings 2 Limited % % % Merrill Lynch International % % % - % % % Bank of America Corporation % % % NB Holdings Corporation % % % BAC North America Holding Company % % % Bank of America, National Association % % % - % % % Bank of America Corporation % % % NB Holdings Corporation % % % BofA Securities, Inc % % % Proportion of voting rights Proportion of instruments Total of both % % %

Date 23.01.2024 CET/CEST The EQS Distribution Services include Regulatory Announcements, Financial/Corporate News and Press Releases. Archive at www.eqs-news.com Language: English Company: MorphoSys AG Semmelweisstr. 7 82152 Planegg Germany Internet: www.morphosys.com   End of News EQS News Service 22 Jan 2024